Filed VIA EDGAR

August 6, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eubel Brady & Suttman Mutual Fund Trust (the “Trust”)
File Nos. 333-195475 and 811-22960

Ladies and Gentlemen:

Ms. Anu Dubey of the Commission’s staff recently provided supplemental comments to the letter dated July 10, 2014 submitted by the Trust in response to the comment letter from the staff dated May 22, 2014 (the “Response Letter”).  The Response Letter was filed in conjunction with the Trust’s registration statement on Form N-1A for the purpose of registering two series: Eubel Brady & Suttman Income and Appreciation Fund (the “Income and Appreciation Fund”) and Eubel Brady and Suttman Fixed Income Fund (the “Fixed Income Fund”). The Income and Appreciation Fund and Fixed Income Fund are referred to individually as a “Fund,” collectively as the “Funds.”

Set forth below are the staff’s comments and the Funds’ response to each.  The changes we have agreed to in this correspondence will be reflected in a subsequent pre-effective amendment filing with the Commission.

PROSPECTUS

Fees and Expenses

1. Please expand the footnote disclosure to the Expense Tables for the Funds provided in Item 1 of the Response Letter to indicate how a shareholder can obtain the fee schedule of the Adviser with respect to its client accounts.

RESPONSE:  In response to the Staff’s May 22, 2014 comment letter, we agreed to add a footnote to the “Shareholder Fees” line item to indicate that all investors must maintain custody/trading accounts with a broker-dealer or financial institution.  In addition, we agreed to disclose what types of fees an investor may incur as a result of maintaining such accounts.  The requested changes were made and incorporated in Pre-effective Amendment No. 1.  However, since that filing we have decided to rework our response to your original comment so that broker-dealer/financial institution fees are disclosed as part of footnote 1 to the “Annual Fund Operating Expenses” table instead of as a footnote to the “Shareholder Fees” line item.  We believe, by combining all fee related disclosures into one footnote, it provides a more effective disclosure to investors.  See the modified “Fees and Expenses” sections of the prospectus below:

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the EBS Income & Appreciation Fund.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	None(1)
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.24%(2)
Acquired Fund Fees and Expenses	0.01%(3)
Total Annual Fund Operating Expenses	0.25%(4)

(1)	This Fund represents one of the investment strategies offered by Eubel Brady & Suttman Asset Management, Inc. (the “Adviser”). Shareholders in the Fund do not pay “Management Fees” directly to the Fund. Clients of the Adviser must enter into a discretionary investment advisory agreement with the Adviser prior to investing in the Fund. Clients pay a management fee to the Adviser under the terms of the discretionary investment advisory agreement. The Adviser’s fee schedule is included in Part 2A of the Adviser’s Form ADV, which is available for download at www.ebs-asset.com and on the SEC’s website. In addition, Shareholders may incur brokerage and/or other transaction based fees for maintaining custody/trading accounts with a broker/dealer or financial intermediary. These fees, if any, will be disclosed to the Shareholder at the time they enter into a discretionary investment advisory agreement with the Adviser.
(2)	Other Expenses are based on estimated amounts for the current fiscal year.
(3)	Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(4)	The Adviser has contractually agreed, until December 1, 2016, to reimburse expenses of the Fund to the extent necessary to limit Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses, expenses incurred pursuant to the Fund’s Shareholder Servicing Plan and extraordinary expenses) to an amount not exceeding 0.35% of the Fund’s average daily net assets. Other Expenses reimbursed by the Adviser are subject to repayment by the Fund for a period of three years after such expenses were incurred, provided that the repayments do not cause Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses, expenses incurred pursuant to the Fund’s Shareholder Servicing Plan and extraordinary expenses) to exceed the foregoing expense limitation. This arrangement may be terminated by either party upon 60 days’ prior written notice, provided, however, that (1) the Adviser may not terminate this arrangement without the approval of the Board of Trustees, and (2) this arrangement will terminate automatically if the Adviser ceases to serve as investment adviser of the Fund.

Principal Investment Strategies

2.  The staff objects to the position of the Trust set forth in Item 7 of the Response Letter regarding the inclusion of floating rate and inverse floating rate securities in the Fixed Income Fund’s definition of “fixed income” securities.

RESPONSE:  We would like the Staff to reconsider its position regarding our inclusion of floating rate and inverse floating rate securities in our definition of fixed income securities.  We believe our position is consistent with industry practice.  In our opinion, the Staff’s position that fixed income means fixed rate securities is not consistent with industry practice or the Investment Company Act of 1940.  It appears to us that the term “fixed income” is generally understood to mean all bonds and debt securities regardless of whether they pay based on a fixed or variable rate schedule.  In addition, we believe the definition of “fixed income securities” as set forth in Rule 3a-7 under the Investment Company of 1940 contemplates securities that pay interest based on both a fixed and variable rate schedule.

In addition, we reviewed a number of other fixed income funds’ (i.e. funds that have to comply with Rule 35d-1) offering documents to determine how they were defining the term “fixed income”.  We found that many registrants include variable or adjustable rate securities in their definition of fixed income.  Each of these fixed income funds are subject to Rule 35d-1 by virtue of having the words “Fixed Income” in their name and include variable or adjustable rate securities in their definition of fixed income: City National Rochdale Intermediate Fixed Income Fund, 40 Act File No.  811-07923; Optimum Fixed Income Fund, 40 Act File No. 811-21335; UBS Fixed Income Opportunities Fund, 40 Act File No. 811-06637; TCW Core Fixed Income Fund, 40 Act File No. 811-07170; DWS Core Fixed Income Fund, 40 Act File No. 811-04049; Goldman Sachs Core Plus Fixed Income Fund, 40 Act File No. 811-05349; and Lord Abbett Core Fixed Income Fund, 40 Act File No. 811-07988.  In addition, the Lord Abbett Core Fixed Income Fund includes derivatives (i.e. options, futures contracts, forwards contracts and swap agreements) as part of its definition of “fixed income” securities.  We further note that all of the funds listed above filed registration statements under Rule 485(a) within the past several years, which would indicate they were reviewed by the staff.  The two most recent of the 485(a) filings were submitted via EDGAR on December 3, 2013 and January 29, 2013, respectively, by the DWS Core Fixed Income Fund and the Lord Abbett Core Fixed Income Fund.

Additional Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks.

3.  The staff objects to the position of the Trust set forth in Item 12 of the Response Letter whereby it respectfully declines to add requested disclosure on each Fund’s principal investment strategies and principal risks to the section “Additional Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks.” The staff requests that disclosure be added on each Fund’s principal investment strategies and principal risks to the section “Additional Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks.”

RESPONSE:  We have modified the prospectus as it relates to our responses to Items 4 and 9 of Form N-1A such that they comply with the SEC’s June 2014 Investment Management Guidance Update.

Fund Management

4.  Please provide additional information regarding the 17 investment options available to clients of the Adviser other than the Funds set forth in Item 16 of the Response Letter. Please state (i) whether the Funds are the only registered investment companies managed by the Adviser; (ii) the estimated dollar amount of assets under management by the Adviser that will be allocated to the Funds; (iii) the estimated potential investment amount in the Funds.

RESPONSE:  (i) The Funds are the only registered investment companies currently managed by the Adviser.  As part of the Adviser’s investment management services, it may select other non-affiliated mutual funds for its client accounts.  These investments will vary based on the clients investment objective and the Adviser’s current view of the markets; (ii) The estimated amount of assets in the Funds upon commencement of operations is $55 million for the Income and Appreciation Fund and $30 million for the Fixed Income Fund; (iii) The Adviser expects that approximately 20% ($208 million out of $890 million) of its total assets under management will be invested in the Funds at the end of the first year of operations.  This percentage will likely change depending on how the Adviser’s client base evolves.

Fund Management - Prior Performance

5.  The staff provided several comments on the disclosures setting forth the prior performance of the “EBS Convertible Strategy Composite” as it relates to the Income and Appreciation Fund and the prior performance of the “EBS Fixed Income Any Composite” as it relates to the Fixed Income Fund.  The staff requested the addition of certain clarifying disclosures and the removal of certain other disclosures that had been included in order to maintain compliance with the Global Investment Performance Standards (“GIPS”) regulations.   The staff also requested that the Trust provide assurance that the Income and Appreciation Fund will be managed substantially similar to that of the EBS Convertible Strategy Composite and requested that the performance of the EBS Fixed Income Any Composite be amended to include the performance of an appropriate benchmark index.

RESPONSE: We removed the “Prior Performance” section in its entirety.

How to Buy Shares

6.  Please remove the sentence in the first paragraph of the section “How to Buy Shares,”  “Shares of the Funds may not be purchased, exchanged or redeemed directly through the Funds’ transfer agent unless authorized by the Adviser.”

RESPONSE:  We removed the sentence in its entirety.

Opening An Account Through Your Broker or Financial Institution

7.  Please revise the following sentence describing the process for purchasing shares of the Funds through brokers or financial institutions since the Funds do not permit the purchase of shares directly through the Funds’ transfer agent: “In addition, these organizations may charge transaction fees on purchases of Fund shares and may impose other charges or restrictions or account options that differ from those applicable to shareholders who purchase shares directly through the Fund.”

RESPONSE: We revised the sentence as follows:

In addition, these organizations may charge transaction fees on purchases of Fund shares and may impose other charges or restrictions or account options.

How to Redeem Shares

8.  The Response Letter did not address the staff’s request to disclose a telephone number to reach the Adviser (Comment 20).

RESPONSE:  We have revised the last sentence in the first paragraph of the section “How to Redeem Shares” to read:

Please contact the Adviser at 1-(800)391-1223 in the event that you would like to sell shares of the Funds.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations

9.  The Response Letter did not address the staff’s request to include disclosure that the Funds will consider the concentration policies of other investment companies in which they invest on behalf of the Funds when determining compliance with each Fund’s concentration policy.

RESPONSE:  If a Fund invests in another registered investment company that is subject to Rule 35d-1 it will consider such investment when considering compliance with its concentration policy.  We have added the following disclosure below the list of the fundamental investment policies adopted by the Funds:

For purposes of the Funds’ fundamental investment policy with respect to concentration, the Funds do not consider other registered investment companies to represent interests in any particular industry or group of industries, unless such investment company is subject to Rule 35d-1 (the “Names Rule”) that requires an investment company with a name suggesting that it focuses on a particular type of investment to invest at least 80% of its assets in accordance with its name.

The Trust acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450
www.ultimusfundsolutions.com